EXHIBIT 99.1

Liquid Executes Definitive Agreement to Acquire Cloud Gaming IT Infrastructure Company

VANCOUVER, British Columbia, March 25, 2019 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it has signed a definitive agreement to acquire a 100% interest in the cloud gaming platform Open Nuage. Created by Throwback Entertainment, the platform makes playing and developing games in the cloud faster and easier. Open Nuage builds on Liquid’s leadership in cloud technologies for the film and entertainment space and further diversifies the Company’s portfolio.

“The Open Nuage cloud gaming platform creates an optimized environment to make games work better online. It’s a very exciting acquisition because Liquid can offer these best-in-class services to the market and provide improved experiences for the Company’s own titles,” said Joshua Jackson, Chairman of Liquid Media Group. “We believe the future of gaming is found in the growth of cloud-based, multiplayer, cross-platform games, and expect Open Nuage to play a pivotal role in meeting demand for gamers and developers alike.”

As evidenced by the GDC announcement of Google Stadia, the gaming industry continues to migrate towards the cloud with the market expected to reach $6.7 billion in 2026. Open Nuage provides a platform-agnostic service that outperforms traditional cloud offerings by up to 300X, empowering Liquid and other gaming companies to enter the cloud market and grow it further.

“Cloud gaming is an important addition to our existing intellectual property, production capabilities and connectivity for developers. Open Nuage’s platform furthers our mission to provide content creators and entertainment companies worldwide with studio-as-a-service offerings,” adds Jackson. “We are building a key horizontal that can service the entire entertainment industry.”

Liquid subsidiary Majesco Entertainment Company (“Majesco”) became a premier customer in 2018 and has integrated Open Nuage to run its gaming operations infrastructure.

“The Open Nuage platform helped transform our business and has allowed us to return to the roots of publishing and developing new games for the market,” said Jesse Sutton, CEO of Majesco. “Liquid knows that this is a key service that can supercharge the cloud connection between consumers, developers and studios, thereby increasing possibilities across platforms around the world.”

The acquisition is expected to close within 60 days subject to satisfactory completion of due diligence by Liquid and other customary closing conditions.

As consideration for the acquisition of Open Nuage, Liquid will pay total consideration of US$858,750, payable in the form of common shares or cash at Liquid’s discretion. If Throwback is able to meet certain performance milestones for downloads, it will also be eligible for an additional issuance of common shares of Liquid.

About Liquid Media Group Ltd.

Liquid is building the leading community for creative professionals, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company’s acquisition of Open Nuage, which is subject to due diligence and closing conditions, as well as the development, integration and commercialization of Open Nuage as a best-in-class product in connection with the Company’s existing verticals and the gaming industry in general. Forward-looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, particularly in the gaming sector. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.